BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors Corporation - Class E


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  4 )*
                            ____

                 General Motors Corporation
           _______________________________________
                       NAME OF ISSUER:
          Common Stock - Class E (Par Value $0.10)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          370442402

           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

              (Continued on following page(s))

CUSIP No. 37044240                 Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiaries, BT
Australia Limited, BT Variable Inc. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable are New York Corporations. BT
Australia Limited is an Australian company.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES



  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY




CUSIP No. 370442402                Page 2 of 8 Pages

     EACH      7. SOLE DISPOSITIVE POWER

  REPORTING



     PERSON         8. SHARED DISPOSITIVE POWER

      WITH




9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON





10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES * []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9





CUSIP No. 370442402                Page 3 of 8 Pages

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK
   BT Variable Inc - IC
   BT Australia Limited - CO


Item 1(a) NAME OF ISSUER:

          General Motors Corporation

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          GM Building
          767 Fifth Avenue
          New York, NY  10153-0075

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiaries, BT Variable Inc., and BT Australia Limited.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017



CUSIP No. 370442402                Page 4 of 8 Pages



Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and BT Variable Inc. are corporations incorporated in the State of New York with their principal business offices located in New York. BT Australia Limited is located at Level 40, Australia Square, Sydney NWS 2000 Australia.


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock Class E (Par Value - $0.10) of
General Motors Common Stock, A Delaware
corporation.

Item 2(e) CUSIP NUMBER:

          37044240


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


          For BT Variable Inc.

     (c)  [X] Insurance Company as defined in Section
3(a)(19) of the Act.


CUSIP No. 370442402                Page 5 of 8 Pages

     BT Australia Limited is a corporation permitted to
report on Schedule 13G in accordance with Securities   and
Exchange Commission no-action letter to Bankers   Trust New
York Corporation dated May 15, 1990 (available May 15,
1990).

Item 4    OWNERSHIP:

(a)  Amount Beneficially Owned:



CUSIP No. 370442402                Page 6 of 8 Pages

     (b)  PERCENT OF CLASS:




     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the vote -



     (ii) shared power to vote or to direct the vote -



     (iii)sole power to dispose or to direct the disposition of -






CUSIP No. 370442402                Page 7 of 8 Pages

(iv) shared power to dispose or to direct the disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable











CUSIP No. 370442402                Page 8 of 8 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation
By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                              |
                            100%
                              |

               Bankers International Corporation

                              |
                            100%
                              |

               B.T. International (Delaware), Inc.

                              |
                             100%
                              |

              BT Foreign Investment Corporation

                              |
                             100%
                              |

             BT Investments (Australia) Limited

                              |
                            100%
                              |

               Bankers Trust Australia Limited

                              |
                            100%
                              |

                    BT Australia Limited